SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

013078100

(CUSIP Number)

Marshall E. Eisenberg	Bernice E. Lavin
Neal, Gerber & Eisenberg LLP	2525 Armitage Avenue
Two North LaSalle Street, Suite 2200	Melrose Park, IL 60160
Chicago, Illinois 60602	(708) 450-3101
(312) 269-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 013078100	13D	Page 2 of 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bernice E. Lavin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 7,425,897 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 1,663,367

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,425,897
12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

Excluded are 500,000 shares of Common Stock held by Lavin’s spouse as co-trustee of a trust for members of his family. Lavin disclaims beneficial ownership of such shares.

☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 7.96%
14.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS

CUSIP NO. 013078100	13D	Page 3 of 6

Item 1. Security and Issuer.

Title of Class of Securities:	Common Stock, $0.01 par value per share (“shares” or “Common Stock”)

Name and Address of Issuer:	Alberto-Culver Company (the “Company” or “New Alberto Culver”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2. Identity and Background.

(a) Name of Person Filing:	Bernice E. Lavin (“Lavin”)

(b) Address:	c/o Alberto-Culver Company 2525 Armitage Avenue Melrose Park, IL 60160

(c) Principal Business:	Lavin, an individual, is retired.

(d) Prior Criminal Convictions:	None

(e) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(f) Citizenship/Organization:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

(a) As previously reported, the company known as Alberto-Culver Company until November 16, 2006 (“Old Alberto Culver”) entered into an investment agreement (the “Investment Agreement”), dated as of June 19, 2006, as amended, with CDRS Acquisition LLC (“Investor”), New Aristotle Company, Sally Beauty Holdings, Inc. (formerly known as New Sally Holdings, Inc., “SBH”) and Sally Holdings, Inc. (“Sally Holdings”).

The Investment Agreement and related agreements provide for the separation of Old Alberto Culver into two publicly-traded companies: New Aristotle Holdings, Inc. subsequently renamed Alberto-Culver Company (“New Alberto Culver”) which owns and operates Old Alberto Culver’s consumer products business, and SBH, which owns and operates the Old Alberto Culver’s Sally/BSG Distribution business.

On November 16, 2006 (the “Closing Date”), the parties completed the separation contemplated by the Investment Agreement and related agreements. In the separation, a subsidiary of SBH merged with and into Old Alberto Culver and each share of common stock was converted into a share of common stock of SBH, which shares following completion of the transactions represented approximately 52.45% of the capital stock of SBH on a fully diluted basis; Old Alberto Culver was converted into a limited liability company and contributed

CUSIP NO. 013078100	13D	Page 4 of 6

to New Alberto-Culver; SBH issued shares of Class A common stock to Investor and its affiliate, CD&R Parallel Fund VII, L.P. (the “CDR Parallel Fund”) for $575 million, Class A common stock converted into common stock of SBH on November 17, 2006 which in the aggregate represents approximately 47.55% of the capital stock of SBH on a fully diluted basis; Sally Holdings incurred approximately $1.85 billion of debt; SBH effected a $25.00 per share special cash dividend to holders of record of its common stock as of November 16, 2006; and SBH effected a dividend of one share of common stock of New Alberto-Culver for each share of common stock of SBH held of record as of November 16, 2006.

In accordance with the Investment Agreement, on the Closing Date, SBH, the Investor and the CDR Parallel Fund entered into a Stockholders Agreement with Lavin, her husband, Leonard H. Lavin, their daughter, Carol L. Bernick, certain trusts (the “Family Trusts”) which are for the benefit of Lavin, her husband, and their descendants (the “Family Members”), and a partnership whose partners are certain Family Trusts and other trusts for the benefit of certain Family Members (the “Family Partnership”) (Bernick, Leonard H. Lavin, Bernice E. Lavin, the Family Trusts and the Family Partnership are sometimes collectively referred to herein as the “Family Stockholders”), pursuant to which, among other things, the Family Stockholders will have certain registration rights with respect to their SBH common stock.

(b)-(j) See Item 4(a) above.

Item 5. Interest in Securities of the Issuer.

(a)	(i)	Amount of shares of Common Stock Beneficially Owned: 7,425,897 shares total; 650,300 shares held as co-trustee of Family Trusts; 5,762,530 shares of Common Stock held by the Family Partnership, and 1,013,067 shares of Common Stock held by the Lavin Family Foundation, a charitable private foundation of which Lavin is a Vice President and a Director (the “Lavin Family Foundation”).

	(ii)	Percentage of Common Stock Beneficially Owned: 7.96% total; .70% as co-trustee of Family Trusts; 6.18% held by the Family Limited Partnership; and 1.09% by the Lavin Family Foundation (based upon 93,232,804 shares outstanding as of October 3, 2006 as reported in Old Alberto Culver’s Proxy Statement dated October 13, 2006).

(b)	Number of Shares of Common Stock as to Which Lavin Has:

(i)	Sole power to vote:

0

(ii)	Shared power to vote:

7,425,897[1]

(iii)	Sole power to dispose:

0

(iv)	Shared power to dispose:

1,663,367[1]

[1]	The 7,425,897 shares of Common Stock held by Lavin and reflected as shared power to vote include 650,300 shares as co-trustee of Family Trusts; 5,762,530 shares of Common Stock held by the Family Partnership and 1,013,067 shares of Common Stock held by the Lavin Family Foundation. Lavin does not have the power to dispose of the 5,762,530 shares of Common Stock held by the Family Limited Partnership.

Lavin shares the power to vote 500,000 shares of Common Stock held by a Family Trust, 5,762,530 shares of Common Stock held by the Family Partnership, and 1,013,067 shares of Common Stock held by the Lavin Family Foundation with Leonard H. Lavin and Carol L. Bernick. Lavin shares the power to vote 150,300 shares of Common Stock held by a Family Trust with Mrs. Bernick. Certain information regarding Mrs. Lavin and Mrs. Bernick is presented below:

CUSIP NO. 013078100	13D	Page 5 of 6

(i) Name of Person:	(1) Leonard H. Lavin (2) Carol L. Bernick

(ii) Address:	(1) and (2) 2525 Armitage Avenue Melrose Park Illinois 60160

(iii) Principal Business:	(1) Leonard H. Lavin, an individual, is a Director and Chairman Emeritus of the Company. (2) Carol L. Bernick, an individual, is a Director and Chairman of the Company.

(iv) Prior Criminal Convictions:	None.

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None.

(vi) Citizenship/Organization:	U.S. Citizen.

The number of shares of Common Stock beneficially owned by Lavin excludes 500,000 shares of Common Stock held by Lavin’s spouse as co-trustee of a trust for members of his family. Lavin disclaims beneficial ownership of such shares.

(c)	Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by Lavin.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Items 4 and 5 herein, Lavin does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP NO. 013078100	13D	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2006

Signature:	/s/ Bernice E. Lavin
Name/Title:	Bernice E. Lavin, individually; as co-trustee of several trusts and as an officer of the Lavin Family Foundation.